

Mail Stop 3561

April 30, 2010

Charles C. Herlocher II
President
Global Condiments, Inc.
415 East Calder Way
State College, PA 16801

> **Re:** **Global Condiments, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 12, 2010**
> **File No. 333-164285**

Dear Mr. Herlocher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement Cover Page

1. Please indicate the amendment number on the cover page. Refer to Rule 470 of the Securities Act.

Prospectus Summary – Our Company, page 2

2. We note your response to comment 5 in our letter dated February 4, 2010. Please clarify in this section that you are a holding company, and that operations are conducted through your wholly owned subsidiary, Herlocher Foods Online, L.L.C. Briefly describe the operations of HFO. For example, where you state that you are an Internet wholesaler, clarify whether your operations consist of distributing Herlocher Foods, Inc.'s products to consumers and retailers at wholesale prices, as you state on page 11. Also clearly state that Herlocher Foods, Inc. is a related party and a private company.

Risk Factors, page 3

3. We note your disclosure on page 10 in response to comment 6 in our letter dated February 4, 2010. Please include risk factor disclosure that describes your dependence on Herlocher Foods, Inc., including as a sole supplier.

We have a limited operating history . . ., page 3

4. Please revise the third sentence to reflect that you have a deficit of $10,078.

The Officer of the Company is involved in other companies . . ., page 6

5. We note your response to comment 4 in our letter dated February 4, 2010. Please clarify, if true, that your sole officer and his father own Herlocher Foods, Inc., a private corporation, and that Herlocher Foods, Inc. is Global Condiments, Inc.'s sole supplier. We also note your disclosure in the notes to the financial statements that costs of goods sold consists primarily of product purchased from Herlocher Foods, Inc. Please disclose the conflicts of interest that may arise in purchasing these products from a related party.

Description of Business, page 10

6. We note your response to comment 5 in our letter dated February 4, 2010. We further note your disclosure that Charles C. Herlocher II owns 93% of Herlocher Foods Online, Inc. However, this information conflicts with your disclosure elsewhere in the filing, including the notes to the financial statements, that HFO is the wholly subsidiary of Global Condiments, Inc. It appears from the Principal Shareholders section on page 19 that Mr. Herlocher owns 93% of Global Condiments, Inc. Please revise.

Interests of Management and Others in Certain Transactions, page 18

7. We note your response to comment 13 in our letter dated February 4, 2010. However, it appears that Mr. Herlocher is a promoter since he has taken initiative in founding and organizing the business the company. Refer to the definition in Rule 405 of the Securities Act. Please revise the second paragraph accordingly.

8. Please provide all related party transactions during the past three, rather than two, fiscal years. See Instruction 1 to Item 404 of Regulation S-K.

Consolidated Financial Statements

Note 1 – Nature of Activities and Significant Accounting Policies

Significant Accounting Policies

Revenue Recognition, page F-7

9. We note your response to comment 17 in our letter dated February 4, 2010.   As requested, please tell us the exact point in time at which title to sold product transfers to the customer. Please also tell us the exact point in time risk of loss passes to UPS. We may have further comment.

Part II
Undertakings, page II-2

10. We note your response to comment 20 in our letter dated February 4, 2010. Please delete the reference to small business issuers in paragraph (4) to conform to the language in Item 512 of Regulation S-K.

Exhibits

11. We note your response to comment 22 in our letter dated February 4, 2010. Please refile your legal opinion as Exhibit 5.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Milwood Hobbs, Accountant, at (202) 551-3241 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Victor L. McCall, Esq.
The McCall Law Firm, PC
14275 Midway Road, Suite 220
Addison, TX 75001